

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, ON M5S 2B4

> **Re:** **FirstService Corporation**
> **Form 40-F**
> **Filed March 1, 2012**
> **File No. 000-24762**

Dear Mr. Friedrichsen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel